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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                                Manor Care, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  404134-10-8
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                                 (CUSIP Number)

                      Christine A. Shreve  - 301-881-9854
             11810 Parklawn Drive, Suite 200, Rockville, MD  20852
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          (Name, Address and Telephone Number of Person Authorized to

                      Receive Notices and Communications)

                                 January 4,2001
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 404134-10-8                 13D                          Page 2 of 5


1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Stewart Bainum             Jane Bainum
          S.S.#: ###-##-####         S.S.#: ###-##-####

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      00
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
      0
      ------------------------------------------
8     SHARED VOTING POWER
      3,567,869
      ------------------------------------------
9     SOLE DISPOSITIVE POWER
      0
      ------------------------------------------
10    SHARED DISPOSITIVE POWER
      3,567,869

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,567,869

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  (See Instructions)
                                                                             [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.48%
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14    TYPE OF REPORTING PERSON (See Instructions
      IN
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CUSIP No. 404134-10-8                 13D                          Page 3 of 5


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Manor Care, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               1 SeaGate
               Toledo, OH  43604
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background.

          (a)  Name:
               Stewart Bainum

               Jane Bainum

          (b)  Business Address:

               10770 Columbia Pike, Suite 100
               Silver Spring, MD 20901

          (c)  Present Principal Employment:

               Stewart Bainum is the Chairman of Commonweal Foundation, Inc. 10770 Columbia Pike, Suite 100
               Silver Spring, MD 20901

          (d)  Record of Convictions:

               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Record of Civil Proceedings:

               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               Reporting Person is a citizen of the United States.
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CUSIP No. 404134-10-8                 13D                          Page 4 of 5


Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person utilized no funds in the transactions triggering the filing of this amendment.

Item 4.   Purpose of the Transaction.

          Shares were sold by: (1) a Trust in which the Reporting Person is the sole Trustee and beneficiary; (2) a Trust in which the Reporting Person's wife is the sole trustee and beneficiary; (3) a Foundation in which the Reporting Person is Chairman of the Board of Directors and a substantial contributor; and (4) a partnership wholly owned by the Reporting Person and his wife.

Item 5.   Interest in Securities of Issuer.

               (a)  Amount and Percentage Beneficially Owned:

               3,567,869 shares, representing shares held directly by Realty Investment Company, a real estate management and investment company in which the Stewart Bainum Declaration of Trust and the Jane Bainum Declaration of Trust are stockholders and Mr. Bainum is a Director and shares voting authority.

               (b) Number of shares as to which such person has:

               (i)    Sole Voting Power:                 0

               (ii)   Shared Voting Power:       3,567,869

               (iii)  Sole Dispositive Power:            0

               (iv)   Shared Dispositive Power:  3,567,869

               (c)  Transactions effected in the last sixty days:

                    Commonweal Foundation:
                    ----------------------
                    Sold   322,700   shares       12/26/00      $19.7051
                    Sold   344,000   shares       12/27/00      $19.6802
                    Sold    40,000   shares       12/28/00      $20.7052
                    Sold   108,000   shares       12/29/00      $20.8316
                    Sold    10,500   shares       01/02/01      $21.3095
                    Sold       474   shares       01/02/01      $21.3750

                    Stewart Bainum Declaration of Trust:
                    ------------------------------------
                    Sold       500   shares       01/11/01      $20.0625


                    Jane Bainum Declaration of Trust:
                    ---------------------------------
                    Sold   146,000   shares       01/02/01      $20.9895
                    Sold   140,000   shares       01/03/01      $20.9576
                    Sold    35,000   shares       01/04/01      $18.6085
                    Sold    70,000   shares       01/05/01      $18.1169
                    Sold    68,000   shares       01/08/01      $18.0392
                    Sold   298,000   shares       01/09/01      $19.0549
                    Sold    42,200   shares       01/10/01      $18.9935
                    Sold        23   shares       01/10/01      $19.1875
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CUSIP No. 404134-10-8                    13D                      Page 5 of 5

               Edelblut Partners, LP:
               ----------------------
               Sold    70,000   shares       01/11/01      $19.4475
               Sold    30,000   shares       01/11/01      $19.3125

          (d)  Ownership of more than  five percent on behalf of Another Person:

               Not Applicable

          (e)  Ownership of less than five percent:

               The reporting persons have ceased to be the owner of more than 5%.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Not Applicable

Item 7.  Material to be Filed as Exhibits.

          None

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 16, 2001

s/  Stewart Bainum
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Stewart Bainum

/s/  Jane Bainum
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Jane Bainum

January 16, 2001

VIA - EDGARLINK
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Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549

Re:  Schedule 13D
     Manor Care, Inc.

Dear Sirs:

     Attached for filing pursuant to Rule 13d-2(a) of the Exchange Act is a copy of the Schedule 13D with respect to Manor Care, Inc., filed on behalf of Stewart and Jane Bainum.

     If you have any questions or problems, please contact Christine A. Shreve at (301) 881-9854. Thank you.

                                       Very truly yours,



                                       /S/ Christine A. Shreve
                                       Christine A. Shreve
                                       Accountant